Exhibit 3.1

CERTIFICATE OF MERGER

OF

MAPLE TECHNOLOGIES INC.,

WITH AND INTO

GOOGLE INC.

Pursuant to Section 251 of the General Corporation Law of the State of Delaware (“DGCL”), the undersigned corporation hereby certifies that:

FIRST: The name and state of incorporation of each of the constituent corporations to the merger are as follows:

Name	State of Incorporation

Google Inc.	Delaware

Maple Technologies Inc.	Delaware

SECOND: The Agreement and Plan of Merger, dated as of October 2, 2015 (the “Merger Agreement”), by and among Alphabet Inc., Google Inc., and Maple Technologies Inc., has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with Sections 251(c) and 251(g) of the DGCL (and, with respect to Maple Technologies Inc., by the written consent of its sole stockholder in accordance with Section 228 of the DGCL).

THIRD: The name of the surviving corporation is Google Inc.

FOURTH: The certificate of incorporation of the surviving corporation is amended in the merger as follows:

(a) ARTICLE IV, Section 1 of the certificate of incorporation of the surviving corporation shall be deleted in its entirety and replaced with the following:

Section 1. Authorized Shares. This Corporation is authorized to issue five hundred (500) shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), five hundred (500) shares of Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”, and, together with the Class A Common Stock, the “Common Stock”), five hundred (500) shares of Class C Capital Stock, par value $0.001 per share (the “Class C Capital Stock”), and five hundred (500) shares of Preferred Stock, par value $0.001 per share. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

(b) ARTICLE XI of the certificate of incorporation of the surviving corporation shall be amended by adding a Section 3 immediately following Section 2 to read in its entirety as follows:

Section 3. Any act or transaction by or involving the Corporation, other than the election or removal of directors of the Corporation, that requires for its adoption under the General Corporation Law of the State of Delaware or this Certificate of Incorporation the approval of the stockholders of the Corporation shall, in accordance with Section 251(g) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of Alphabet Inc. (or any successor thereto by merger), by the same vote as is required by the General Corporation Law of the State of Delaware and/or this Certificate of Incorporation.

FIFTH: The executed Merger Agreement is on file at the principal place of business of the surviving corporation at the following address:

1600 Amphitheatre Parkway

Mountain View, CA 94043

SIXTH: A copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

SEVENTH: This Certificate of Merger shall become effective at 4:01 p.m., Eastern Time, on October 2, 2015.

IN WITNESS WHEREOF, this Certificate of Merger has been executed on the second day of October, 2015.

GOOGLE INC.

By:	/s/ Kent Walker
Name:	Kent Walker
Title:	Assistant Secretary